Exhibit 99

FOR IMMEDIATE RELEASE                                 Press Release

For more information, contact:
Glenn A. Forbes                           Julie K. Gottlieb
Exec. VP & Chief Financial Officer        Director of Investor Relations &
(203) 341-4264                              Communications
                                          (203) 341-4262

                    Playtex Products Announces Exchange Offer

WESTPORT, CT (May 1, 2000) - Playtex Products, Inc. (NYSE: PYX), a leading diversified personal care and consumer products company, announced today that it intends to commence an exchange offer to the holders of its outstanding Common Stock. Shareholders will be offered the opportunity to exchange up to 10,000,000 shares for a cash payment of $3.00 per share and an equal number of newly created shares of Class B Common Stock. These shares may be called for redemption by the Company, at its option, at any time during 2001, in whole or in part, for an additional $15.00 per share (for a total consideration of $18.00 per share inclusive of the original cash payment of $3.00 per share).

During 2000, if all or substantially all of the Company is sold to a third party for consideration equal to or greater than $18.00 per share, shareholders of Class B Common Stock will be redeemed for an amount equal to the consideration to be received by the shareholders of Common Stock, less the cash payment amount of $3.00 per share. If the shares are not called for redemption by the end of 2001, each Class B share will automatically convert into one share of Common Stock. In all other respects, including voting rights, the shares of Class B Common Stock will be identical to the shares of Common Stock.

A registration statement will be filed with the Securities and Exchange Commission shortly. The Company expects to commence the exchange offer in approximately 60 to 90 days and to complete the exchange (including the payment of $3.00 per share) within approximately 30 days after the commencement of the offer. The Company will distribute an offering circular describing the exchange offer in detail at the time it commences the offering.

The exchange offer is subject to certain conditions, including shareholder approval, the ability to list Class B shares on a national securities exchange, the tendering of at least 3,000,000 shares, and obtaining any required bank consents on terms acceptable to the Company. The Company does not believe that any of the directors of Playtex Products currently intend to tender in the exchange offer any shares which they beneficially own.

These securities may not be sold, nor may offers to buy, be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the Class B Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Playtex Products, Inc. is a leading manufacturer and distributor of a diversified portfolio of consumer and personal products. Infant Care is the largest business and market leader with Playtex infant feeding products, Binky pacifiers, Chubs baby wipes, Wet Ones, Baby Magic infant toiletries, Diaper Genie, and Mr. Bubble. Feminine Care offers a wide range of Playtex tampons and leads the plastic applicator segment. Sun Care includes the #2-selling Banana Boat and BioSun. Household Products includes Woolite rug and upholstery cleaning products and Playtex Gloves, the leader in the household latex glove market. Personal Grooming includes market leaders Binaca and Ogilvie.

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